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                                                                    Exhibit 23.3


CONSENT OF ELECTRONIC MAIL & MESSAGING SYSTEMS

The Board of Directors
Mail.com Inc.:

We consent to the use of one or more of the following statements attributable to Electronic Mail & Messaging Systems in the initial and final prospectus for the initial public offering of Mail.com:

         At the end of 1998, Mail.com was the sixth largest provider of emailboxes in the world, according to numbers compiled by ELECTRONIC MAIL & MESSAGING SYSTEMS for its quarterly emailbox census.

         According to ELECTRONIC MAIL & MESSAGING SYSTEMS, the total number of emailboxes increased from approximately 198 million at the end of 1997 to approximately 325 million at the end of 1998.

         According to this (ELECTRONIC MAIL & MESSAGING SYSTEMS) source, Webmail accounts are the fastest growing category of emailboxes.

         Webmail accounts are the fastest growing category of emailboxes, according to ELECTRONIC MAIL & MESSAGING SYSTEMS.

         According to this source (ELECTRONIC MAIL & MESSAGING SYSTEMS), the number of Webmail accounts increased from 2.4 million at the end of 1996 to 82.7 million at the end of 1998.

         At the end of 1998, there were approximately 325 million emailboxes worldwide, an increase of 64% from a year before, according to numbers compiled by ELECTRONIC MAIL & MESSAGING SYSTEMS for its quarterly emailbox census.

Electronic Mail & Messaging Systems

By: /s/ Amy Fickling, M.E. EMMS
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Date: 4/29/99